Exhibit 99.3

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release Rio Tinto successful in arbitration against Ivanhoe Mines 13 December 2011

An independent arbitrator has upheld Rio Tinto’s claim in respect of Ivanhoe Mines’ Shareholder Rights Plan (the “SRP”). This means that after a standstill agreement expires on 18 January 2012, Rio Tinto has the ability to purchase additional shares in Ivanhoe beyond its current holding of 49 per cent without being diluted by the SRP.

As part of the decision, the arbitrator dismissed Ivanhoe’s counterclaim and ruled that Rio Tinto did not breach the Private Placement Agreement with Ivanhoe.

From 19 January 2012, Rio Tinto will no longer be subject to a standstill agreement with Ivanhoe. Thereafter, depending upon its assessment of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s shares, general economic and tax conditions and other factors, Rio Tinto may seek opportunities to increase its shareholding in Ivanhoe to a majority position but currently has no intention of making a full takeover bid for Ivanhoe’s shares. Rio Tinto reserves the right to change its intention in the future.

Notes to editors

The Ivanhoe Mines board of directors adopted the Shareholder Rights Plan in April 2010. Rio Tinto referred the SRP to arbitration in June 2010. The arbitration centred on the application of Rio Tinto’s anti-dilution rights, established in a 2006 Private Placement Agreement, over the operation of the SRP in the event that Rio Tinto purchases additional shares of Ivanhoe after the standstill agreement expires.The arbitration process was suspended for six months in December 2010 in conjunction with a new financing agreement between the companies whereby Rio Tinto assumed management of Oyu Tolgoi. Following the end of the six month suspension in June 2011, the arbitration process resumed.

The 2006 Private Placement Agreement was agreed by Rio Tinto and Ivanhoe when Rio Tinto took a 19.9 per cent stake in Ivanhoe and secured rights to purchase additional shares. The Agreement included a clause giving Rio Tinto the right to buy additional shares in dilutive share issuances to maintain its proportional stake. The Private Placement Agreement also established a five-year standstill agreement, which capped Rio Tinto’s stake in Ivanhoe. In December 2010, the standstill agreement was extended by three months until 18 January 2012 as part of a new financing agreement between the two companies.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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